SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F  X  Form 40-F
                                         ---          ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No  X
                                      ---       ---




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                             SIGNIFICANT INFORMATION
                             -----------------------

Santiago, March 26, 2003

On March 25, 2003, the Board of Directors of Lan Chile S.A. has approved amendments to some of its aircraft lease agreements in respect to terms, lease rentals and redelivery conditions thereof, which amendments shall mean to this Corporation a diminish in operating expenses for the next 5 years, and estimated for the 2003 less expenses of approximately US$15 millions.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 26, 2003



                                  Lan Chile S.A.

                                  /s/ Alejandro de la Fuente Goic
                                  -------------------------------
                                  By: Alejandro de la Fuente Goic
                                        Chief Financial Officer